January 20, 2006

Margaret Fitzgerald
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE: File No. 001-10853

Dear Ms. Fitzgerald:

Pursuant to our telephone conversation earlier today, we kindly request additional time so that all parties may thoroughly review our response in regards to your letter dated December 29, 2005 concerning BB&T Corporation’s Form 10-K for the year ended December 31, 2004 and the Corporation’s Forms 10-Q for 2005. We believe we will be able to provide a formal response no later than January 31, 2006.

If you have any questions or need additional information, you may contact me at 336-733-3079. Thank you.

Sincerely,

Michael L. Nichols
Vice President and Shareholder Reporting Manager

C: Chris L. Henson, Chief Financial Officer, BB&T Corporation
     M. Patricia Oliver, General Counsel, BB&T Corporation